FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 7, 2020

Ger. Gen. No. 07 /2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, of Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event, that the Company’s Board of Directors, during a session held on   March 31, 2020, and pursuant to General Norm No. 435 and Circular Letter  No. 1141 issued by the Financial Market Commission on March 18, 2020, and in relation to the measures to be taken as a result of the Covid-19 outbreak, commonly known as Coronavirus, affecting the country, agreed to implement the use of technological means for the Enel Américas S.A. Ordinary Shareholders' Meeting to be held on April 30, 2020 (the "Meeting") at 9:30 a.m., in order to facilitate the participation of shareholders who are not physically present at the place where the Meeting is to be held via remote voting mechanisms. Such authorization was granted under the condition that management must verify that the system to be implemented complies with the requirements set out below.

Pursuant to the aforementioned General Norm No. 435, the technological system to be used will allow the participation of shareholders who are not physically present at the place of the Meeting and the remote voting mechanisms to be implemented shall duly guarantee the identity of such shareholders and simultaneous or secret balloting during the Meeting. The Company's management has determined today that it is possible to implement a system that complies with the requirements established by current regulations and that it is compatible with the Company’s Shareholders' Register managed by DCV Registros S.A.

The calls to the Meeting and the following link: https://www.enelamericas.com/es/inversionistas/a201609-junta-de-accionistas.html shall inform how to access the Meeting remotely and the details of the system to be implemented.The shareholders will also be informed in due course how to certify their identity and their authorizations, as applicable.

It is suggested that the shareholders of the Company contact DCV Registros S.A. at the following email: atencionaccionistas@dcv.cl and / or by phone +562 2393 9003 to update their contact information in order to facilitate their participation in the Board through this system.

Notwithstanding the above, and given that the country is currently in a constitutional state of exception under the disaster emergency decreed as a result of the COVID-19 pandemic, the Company believes that the health of our people and our shareholders should prevail. Therefore, the Board has determined that both the attendance and voting at the meeting, as well as the meeting itself, will be carried out remotely, for which the corresponding details will be informed in a timely manner to the shareholders via the website indicated above.

Yours truly,

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

    Depósito Central de Valores SA (Central Securities Depositary)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 7, 2020